July 30, 2021	Key Tower 127 Public Square, Suite 2000 Cleveland, OH 44114-1214 T 216.621.0200 F 216.696.0740 www.bakerlaw.com

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re:	Arhaus, Inc.

Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Arhaus, Inc. (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”) relating to the Company’s proposed offering of shares of its Class A common stock for non-public review by the Staff of the Securities and Exchange Commission prior to the public filing of the Registration Statement. The Company will publicly file the Registration Statement and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement.

Please do not hesitate to contact me at (216) 861-7090 with any questions you may have regarding this confidential submission. Please send any electronic correspondence to my e-mail address (shanselman@bakerlaw.com).

Very truly yours,

/s/ Suzanne Hanselman

Suzanne Hanselman

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